Filed by Blue Hills Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Blue Hills Bancorp, Inc.
Commission File No. 001-36551

September 21, 2018

Dear Colleagues,

Blue Hills Bank and Rockland Trust both have rich cultural legacies of building long term relationships with our customers and our communities. Together, we will be able to create a bank neither one of us would be able to create on our own. Together, we will deepen the relationships we each have through expanded products, services, and technology capabilities, and the combination of our two organizations will create the area's most compelling community bank.

We deeply value the unique qualities that make Blue Hills Bank and Rockland Trust such special places to work. We both believe our colleagues are critical to our success, and we are delighted that Blue Hills customers will continue to be served by the same friendly faces they have come to know so well.  Rockland Trust has been fortunate to be recognized by The Boston Globe as one of the Best Places to Work for nine years in a row and last year ranked the Bank as the #1 financial services company in their category.

We anticipate the merger to be completed in the first half of 2019 following receipt of the normal corporate and regulatory approvals and expect it to be business as usual until then for each of our banks.  Upon completion of the merger, we will have the power of our combined legacies: we will be small enough to create special relationships, while big enough to provide the products, services, and technology our customers have come to expect.

The information we are including in this packet will help answer initial questions you may have about the merger. It contains information on Rockland Trust, including their products and services, as well as short bios for the executive leadership team, benefits and human resources contacts, the press release from Rockland Trust regarding the merger, and answers to questions customers may have as you interact with them.

We are both committed to having a steady and informative flow of info between teams as we finalize details and look forward to a successful transition for our customers and employees.  Thank you in advance for your continued commitment to our customers and the success of this combination.

Best regards,

/s/ Chris Oddleifson Chris Oddleifson CEO Rockland Trust Company	/s/ Bill Parent Bill Parent President and CEO Blue Hills Bank

Rockland Trust - Customer Q&A
Joining forces with Rockland Trust preserves the strengths of Blue Hills Bank, while bringing additional capabilities to support the needs of our customers and communities.
Rockland Trust has a 100+ year heritage and shares a deep commitment to the communities we serve.  Both Rockland Trust and Blue Hills Bank pride themselves on delivering the exceptional personal service of a community bank and both organizations believe that employees are critical to their success.  In fact, in 2017 Rockland Trust was awarded the highest ranking in the J.D. Power U.S. Retail Banking Satisfaction Study among all New England Banks.  Also, The Boston Globe has recognized Rockland Trust as one of the Best Places to Work for nine years in a row and last year ranked the Bank as the #1 financial services company to work for in its category.
Rockland Trust brings a deep and broad set of consumer and business capabilities that will help us serve customers' needs. For instance, Rockland Trust has:
●	85 branches from north and west of Boston, through the South Shore and SouthCoast regions, onto Cape Cod and Martha's Vineyard;
●	Convenient banking with access to over 125 ATMs, 22 branches with Sunday hours, a Call Center that's open seven days a week, telephone banking, and online live chat;
●	"Smart" ATMs that allow for bulk deposits with check images printed on receipts;
●	State-of-the-art mobile banking services for consumers and businesses with fingerprint and face ID login;
●	Mobile wallet access with Apple Pay, Google Pay, and Samsung Pay;
●
A wide range of investment management and trust services and products through Rockland Trust Investment Management Group, including investment management, retirement planning, financial planning, trust and estate planning, tax planning, and insurance strategies and solutions;

●	A robust suite of Treasury Management products and services for businesses;
●	A business credit card that provides rewards, multiple layers of security, and other built-in benefits;
●	Larger commercial lending capacity, up to 100 million per qualified business client;
●	A wide range of affordable housing capabilities and expertise;
●	Merchant services that allow our business customers to accept credit and debit cards in their stores and even on their web sites; and
●	Foreign exchange services and 1031 exchanges.

Rockland Trust also has a long-standing commitment to supporting its communities. Recognized by the Boston Business Journal as one of the state's top charitable contributors, the Bank and its affiliated foundations provided more than $1.5 million in charitable grants and sponsorships to nonprofit organizations in 2017. Rockland Trust colleagues also support our communities with their time and last year volunteered over 8,000 hours through RockCorp, the Bank's community outreach program.

Customer Information:

Why did Blue Hills Bank decide to sell to Rockland Trust?

The decision to sell reflects the Bank's belief that being part of a larger bank with an outstanding reputation, products and service capabilities that Rockland Trust has is in the best interest of our customers. We believe being part of the Rockland Trust brand which has consistently received outstanding marks from JD Powers will be a positive outcome for them.

Will there be any changes to my accounts?

Rockland Trust does not anticipate significant product, rate or fee changes in the immediate term. Every effort will be made to minimize changes to your products, rates and fees as the two organizations' products and systems are aligned. We will keep customers informed on what to expect through ongoing communications.

Rockland Trust believes in fair and transparent pricing, and offers a host of consumer and business products and services, including free consumer and business checking accounts and no-fee ATMs.

Will my account numbers or debit card number change?

Rockland Trust will compare account numbers and determine if any account numbers will change.  Once the acquisition is approved, you will receive additional communication from Rockland Trust about your accounts, account numbers, and when you can expect a new debit card.

When will the acquisition by Rockland Trust be completed?

The acquisition is subject to approval by banking regulators and shareholders.  We anticipate that the acquisition will be complete in the first half of 2019.

Will any branches close?

Rockland Trust will be evaluating the combined branch network in the coming months to determine which, if any, branches or offices will be closed. Some branch closings are expected as we have some communities with branches in close proximity to each other.

Where are the neighboring Rockland Trust's branches located?

Rockland Trust has over 85 branches today. For a listing of all our branch locations visit rocklandtrust.com/about-us/get-in-touch/locations

Is Rockland Trust a member of the SUMSM ATM program?

 Yes. Rockland Trust is a member of the SUM ATM program.  The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. (For a complete listing of SUM locations, visit SUM-ATM.com).

Does Rockland Trust offer online and mobile banking?

Yes. In fact, Rockland Trust just recently upgraded online banking to include the most advanced security as well as enhanced features based on customer feedback. Rockland Trust's mobile banking is available for both consumer and business customers, and includes features such as bill pay, fund transfers, and account balance alerts. You can even deposit checks using a smartphone.

Does Rockland Trust have the same deposit insurance coverage as Blue Hills Bank?

 Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for deposits.  All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. We also participate in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million. All funds in a noninterest-bearing transaction account are insured in full by the Federal Deposit Insurance Corporation.

Deposits at Blue Hills Bank are also insured by the FDIC up to at least $250,000.  As a result, the merger will not affect deposit insurance coverage for many customers. If you have accounts at both Rockland Trust and Blue Hills Bank, under federal law you will continue to receive the same FDIC coverage as if your accounts were still at separate banks for six months after the merger. Certificates of Deposit will continue to receive separate FDIC insurance coverage until the first maturity date after the six-month period. After six months have passed, if your total account balances exceed $250,000, any excess may not be covered by FDIC insurance. Blue Hills Bank also has additional deposit insurance coverage for amounts in excess of the amounts covered by FDIC insurance through the Depositors Insurance Fund (DIF) for Massachusetts savings banks.  Blue Hills Bank's excess deposit insurance available for Massachusetts savings banks will no longer be available after the merger. Therefore, there may be changes to your deposit insurance coverage at the time of the merger if you have over $250,000 in your aggregate deposit accounts at Blue Hills Bank.

What will the name of the Bank be?

The name of the combined bank will be Rockland Trust.

Will Nantucket Bank change its name?

Nantucket Bank will not change its name.   Rockland Trust currently has a significant franchise that covers Cape Cod and Martha's Vineyard that will be an added convenience for Nantucket Bank customers.

Blue Hills Bank Customer Q&A

Who is Rockland Trust?

Rockland Trust is a regional community bank that offers a full range of consumer, business, and investment products and services. With more than 85 branches serving eastern Massachusetts, Rockland Trust offers locations in Greater Boston communities, as well as Bristol County, the South Shore, Cape Cod, and Martha's Vineyard.

Rockland Trust is a strong, well-capitalized bank that was recently recognized by Bank Director as the top performing bank in Massachusetts.  In addition to consumer banking and lending products, Rockland Trust is a leader in business and commercial banking. The Bank also has two sizeable charitable foundations dedicated to the well-being of their communities.

Like Blue Hills Bank, Rockland Trust has a 100+ year heritage and shares a deep commitment to the communities it serves.  Both organizations pride themselves on delivering the exceptional personal service of a community bank. Both organizations also believe that colleagues are critical to their success, which has contributed to them being respected employers with long-term loyal employees.  In fact, the Boston Globe has recognized Rockland Trust as one of the Best Places to Work nine years in a row and ranked the Bank in 2017 as the #1 financial services company to work for in its category.

What are some of the benefits of the merger to me?

As a customer, you will benefit from:

●	More banking locations with 85 branches stretching from the north and western suburbs of Boston, through the South Shore and South Coast regions, onto Cape Cod and Martha's Vineyard;
●	Convenient banking with access to over 125 ATMs, 22 branches with Sunday hours, a Call Center that's open seven days a week, telephone banking, and online live chat;
●	"Smart" ATMs that allow for bulk deposits with check images printed on receipts;
●	State-of-the-art mobile banking services for consumers and businesses with fingerprint and face ID login;
●	Mobile wallet access with Apple Pay, Google Pay, and Samsung Pay;
●
A wide range of investment management and trust services and products through Rockland Trust Investment Management Group, including investment management, retirement planning, financial planning, trust and estate planning, tax planning, and insurance strategies and solutions;

●	A robust suite of Treasury Management products and services for businesses;
●	A business credit card that provides rewards, multiple layers of security, and other built-in benefits;
●	Larger commercial lending capacity, up to $75 million per qualified business client;
●	A wide range of affordable housing capabilities and expertise;
●	Merchant services that allow business customers to accept credit and debit cards in their stores and even on their web sites;
●	Foreign exchange services and 1031 exchanges, and
●	A customer centric experience due to Rockland's size and scale, which allows them to compete with national and super regional banks.

When will the acquisition by Rockland Trust be completed?

The acquisition is subject to approval by banking regulators and shareholders of both Blue Hills Bank and Rockland Trust.  We anticipate that the acquisition will be complete in the first half of 2019.

Will any branches close?

Rockland Trust will be evaluating the combined branch network in the coming months to determine which, if any, branches or offices will be closed. Some branch closings are expected as we have some communities with branches in close proximity to each other.

Will my account numbers or debit card number change?

We will be working with Rockland to compare account numbers and determine if any account numbers will change.  Once the acquisition is approved, you will receive additional communication from Rockland about your accounts, account numbers, and when you can expect a new debit card.

Does Rockland Trust offer the same deposit insurance as Blue Hills Bank?

Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for deposits.  All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. They also participate in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million.

All funds in a noninterest-bearing transaction account are insured in full by the Federal Deposit Insurance Corporation.

Deposits at Blue Hills Bank are also insured by the FDIC up to at least $250,000.  As a result, the merger will not affect deposit insurance coverage for many customers. If you have accounts at both Rockland Trust and Blue Hills Bank, under federal law you will continue to receive the same FDIC coverage as if your accounts were still at separate banks for six months after the merger. Certificates of Deposit will continue to receive separate FDIC insurance coverage until the first maturity date after the six-month period. After six months have passed, if your total account balances exceed $250,000, any excess may not be covered by FDIC insurance. Blue Hills Bank also has additional deposit insurance coverage for amounts in excess of the amounts covered by FDIC insurance through the Depositors Insurance Fund (DIF) for Massachusetts savings banks.  Blue Hills Bank's excess deposit insurance available for Massachusetts savings banks will no longer be available after the merger. Therefore, there may be changes to your deposit insurance coverage at the time of the merger if you have over $250,000 in your aggregate deposit accounts at Blue Hills Bank.

Is Rockland Trust a member of the SUMSM ATM program?

Yes. Rockland Trust is a member of the SUM ATM program. The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. For a complete listing of SUM locations, visit www.SUM-ATM.com.

What will the name of the Bank be?

The name of the combined bank will be Rockland Trust.

Will Nantucket Bank change its name?

Nantucket Bank will not change its name.   Rockland Trust currently has a significant franchise that covers Cape Cod and Martha's Vineyard that will be an added convenience for Nantucket Bank customers.

Rockland Trust Company Employee Q&A
Joining forces with Rockland Trust preserves the strengths of Blue Hills Bank, while bringing additional capabilities to support the needs of our customers and communities.

Rockland Trust has a 100+ year heritage and shares a deep commitment to the communities we serve.  Both Rockland Trust and Blue Hills Bank pride themselves on delivering the exceptional personal service of a community bank and both organizations believe that employees are critical to their success.  In fact, in 2017 Rockland Trust was awarded the highest ranking in the J.D. Power U.S. Retail Banking Satisfaction Study among all New England Banks.  Also, The Boston Globe has recognized Rockland Trust as one of the Best Places to Work for nine years in a row and last year ranked the Bank as the #1 financial services company to work for in its category.

Rockland Trust brings a deep and broad set of consumer and business capabilities that will help us serve customers' needs.  For instance, Rockland Trust has:

●	85 branches from north and west of Boston, through the South Shore and SouthCoast regions, onto Cape Cod and Martha's Vineyard;
●	Convenient banking with access to over 125 ATMs, 22 branches with Sunday hours, a Call Center that's open seven days a week, telephone banking, and online live chat;
●	"Smart" ATMs that allow for bulk deposits with check images printed on receipts;
●	State-of-the-art mobile banking services for consumers and businesses with fingerprint and face ID login;
●	Mobile wallet access with Apple Pay, Google Pay, and Samsung Pay;
●
A wide range of investment management and trust services and products through Rockland Trust Investment Management Group, including investment management, retirement planning, financial planning, trust and estate planning, tax planning, and insurance strategies and solutions;

●	A robust suite of Treasury Management products and services for businesses;
●	A business credit card that provides rewards, multiple layers of security, and other built-in benefits;
●	Larger commercial lending capacity, up to 100 million per qualified business client;
●	A wide range of affordable housing capabilities and expertise;
●	Merchant services that allow our business customers to accept credit and debit cards in their stores and even on their web sites; and
●	Foreign exchange services and 1031 exchanges.

Rockland Trust also has a long-standing commitment to supporting its communities. Recognized by the Boston Business Journal as one of the state's top charitable contributors, the Bank and its affiliated foundations provided more than $1.5 million in charitable grants and sponsorships to nonprofit organizations in 2017. Rockland Trust colleagues also support our communities with their time and last year volunteered over 8,000 hours through RockCorp, the Bank's community outreach program.

Frequently Asked Questions

When will Blue Hills Bank's merger with Rockland Trust be completed?

We expect that the acquisition and system conversions will be completed in the first half of 2019.

It will be "business as usual" for employees and customers of each bank until the merger closes and we convert Blue Hills Bank's systems to Rockland Trust. We will provide comprehensive and frequent communications to you and your customers as we get closer to the proposed merger.

Will any branches close?

We are currently reviewing where there may be overlaps in our two organizations and assessing how to best serve customers. We will have additional information soon and will share that with you as soon as decisions are made.

What will be the name of the bank?

The name of the combined bank will be Rockland Trust. Branches in Nantucket will retain the Nantucket Bank name.

What does the merger mean for my employment?

Your position will remain the same through the anticipated closing date. In the coming months we will be working together to finalize staffing needs as a result of the new combined company. We are committed to communicating information to you as soon as it is available.

Human Resource representatives from Rockland Trust will be meeting with each of you individually to get acquainted, learn about your background, and share information about Rockland Trust, as well as to answer any questions you may have.

Rockland Trust will make every effort to place qualified individuals in open positions and will give preference to Blue Hills Bank employees for all openings. Information about openings at Rockland Trust is available at www.rocklandtrust.com and listings of internal postings will be provided to Blue Hills Bank's Human Resources Team.

In the interim, you can find more details about Rockland Trust careers and benefits by visiting: www.rocklandtrust.com/about-us/careers.aspx  and www.facebook.com/rocklandtrust/app_234247740035472

If my position is eliminated is there a severance package or bonus?

Yes. For those whose positions are eliminated, there will be a severance package following termination of employment. Employees will receive severance pay in accordance with Blue Hills Bank's current severance policy, which specifies the number of weeks of severance employees receive based on their salary grade and years of service. Please see the policy, HR or your manager for details.

In addition, Rockland Trust will provide resources to assist employees with the transition.  We will partner with Rapid Response, a service provided by DCS (Division of Career Services); programs include on-site programs (resume writing, interviewing techniques), early intervention and re-employment programs. The Rapid Response Team will also provide information to help understand the Unemployment process and take advantage of the Re-employment services available from the Division of Career Services.

Are there opportunities for professional growth at Rockland Trust?

Yes. Rockland Trust has been a strong and growing organization for more than a century. As part of a larger and growing company, you will have access to more opportunities to help advance your career.  Rockland Trust has a strong tradition of promoting from within and a commitment to developing colleagues for promotion.

The Rockland Trust Center for Learning and Development provides a wide variety of relevant professional development programs. From strategic orientation to management and leadership development programs, there are professional development opportunities for everyone.  In addition, Rockland's Retail Learning and Development team offers technical, product, sales and service training to all branch employees.

Rockland Trust is committed to developing employees and promoting a culture of teamwork, employee engagement, inclusion, and innovation. Rockland Trust regularly surveys its colleagues on satisfaction and employee engagement; the scores are among the highest in the nation and the Company has earned a spot on the Boston Globe's Top Places to Work list for the past nine years in a row and received a perfect score of 100% on the Human Rights Campaign's Corporate Equality Index for three consecutive years.

If I stay, will I retain my seniority?

Blue Hills Bank colleagues, with one year of service, will be eligible to participate in Rockland Trust's 401(k) Plan and receive the employer match with no waiting period or vesting requirements. Rockland Trust will also recognize your service with Blue Hills Bank for vacation and longevity award purposes.

What can you tell me about Rockland Trust's benefit programs?

Rockland Trust offers a competitive benefits package, including medical, dental, and vision coverage for you, your spouse, domestic partners and eligible dependent children. Rockland Trust also offers tuition and childcare reimbursement programs, dependent childcare and medical flexible spending accounts, health reimbursement arrangement (HRA), life and AD&D insurance, short- and long-term disability coverage, a retirement plan, and a 401(k) plan. Additional information regarding benefits will be available on the Blue Hills Bank intranet site.

Furthermore, Rockland Trust offers a comprehensive Wellness Benefit for you and your loved ones. It's called RockFIT and it is a large part of the company culture. RockFIT is the award-winning program that provides great resources and incentives focused on emotional, financial and physical fitness needs. This site is currently used to promote all of the upcoming RockFIT events, plus highlight and recap the events that have taken place.  RockFIT also contains a social media platform to communicate with colleagues.

What are the incentive/bonus plans offered at Rockland Trust?

Rockland Trust has a competitive compensation program. As offers of employment are made, all aspects of your benefits and compensation will be discussed with you.

Will Rockland Trust continue to support our local communities?

Yes, Rockland Trust is dedicated to supporting our communities through volunteerism as well as direct financial support in our market.  With a heritage of over 100 years as a community bank, Rockland Trust is a proud supporter of the community and the many organizations that make Massachusetts a better place to live.  In 2017 the Bank and its affiliated foundations supported 600 community organizations through donations and sponsorships.

Also in 2018 Rockland Trust marked the tenth year for Reading Makes Cent$, its annual summer reading and financial savings program for schoolchildren across Massachusetts. In addition, the Bank supported Credit for Life Fairs for high school seniors, teaching them personal financial management skills for the future.  Furthermore Rockland Trust's hands-on community outreach effort, RockCorp, provides all employees with two paid days off each year to volunteer in the community.

If I am offered a job, do I have an option to decline and will I be eligible for any compensation?

If you are offered a comparable position with Rockland Trust and decline, you will generally not be eligible for severance pay.

If I decide to leave on my own, can I collect unemployment?

If you voluntarily leave your job, the Massachusetts Division of Unemployment Assistance will decide if you qualify for unemployment insurance. Generally, employees who resign from a job that has not been materially altered are not entitled to unemployment compensation.

What can I expect next?

Rockland Trust plans to provide additional information in the coming weeks and months, and is committed to communicating this information in a timely manner.

# # #

Blue Hills Bank Employee Q & A

Introduction:

Independent Bank Corp., the parent company of Rockland Trust Company, has entered into an agreement to acquire Blue Hills Bancorp, the parent company of Blue Hills Bank.  This agreement is subject to approval by our regulators and both BHBK and Rockland's shareholders. We expect that the acquisition and system conversions will be completed in the first half of 2019.

Below are answers to some of the questions you may have in light of this announcement.

A little about Rockland Trust:

Q.     Who is Rockland Trust?

Rockland Trust Company is a full-service commercial bank headquartered in Massachusetts with $8.4 billion in assets. Rockland Trust is owned by Independent Bank Corp. (NASDAQ Global Select Market: INDB). Named in 2017 to The Boston Globe's "Top Places to Work" list for the ninth consecutive year, Rockland Trust offers a wide range of banking, investment, and insurance services. With more than 85 branches serving eastern Massachusetts, Rockland Trust offers locations in Greater Boston communities, as well as Bristol County, the South Shore, Cape Cod, and Martha's Vineyard.

Q.	How will Blue Hills Bank/Nantucket Bank customers benefit from the acquisition?
Rockland Trust brings a broad set of consumer and business capabilities that will help us serve customers' needs. For example, Rockland Trust has:
●	More banking locations with 85 branches stretching from the north and western suburbs of Boston, through the South Shore and South Coast regions, onto Cape Cod and Martha's Vineyard;
●	Convenient banking with access to over 125 ATMs, 22 branches with Sunday hours, a Call Center that's open seven days a week, telephone banking, and online live chat;
●	"Smart" ATMs that allow for bulk deposits with check images printed on receipts;
●	State-of-the-art mobile banking services for consumers and businesses with fingerprint and face ID login;
●	Mobile wallet access with Apple Pay, Google Pay, and Samsung Pay;
●
A wide range of investment management and trust services and products through Rockland Trust Investment Management Group, including investment management, retirement planning, financial planning, trust and estate planning, tax planning, and insurance strategies and solutions;

●	A robust suite of Treasury Management products and services for businesses;
●	A business credit card that provides rewards, multiple layers of security, and other built-in benefits;
●	Larger commercial lending capacity, up to $75 million per qualified business client;
●	A wide range of affordable housing capabilities and expertise;
●	Merchant services that allows business customers to accept credit and debit cards in their stores and even on their web sites;
●	Foreign exchange services and 1031 exchanges, and
●	A customer centric experience due to Rockland's size and scale, which allows them to compete with national and super regional banks.
Q.	Will any branches or offices be closed?
Rockland Trust will be evaluating the combined branch network in the coming months to determine which, if any, branches or offices will be closed. Some branch closings are expected as we have communities with branches in close proximity to each other.

How this will impact you:

Q.     What does this sale mean for my employment?

Your job will remain, without change, through the anticipated closing date of the merger.  In the period between now and closing, you will be informed as soon as possible of any changes expected to your role following the closing of the merger.

Q.   When will I know if I have a job with Rockland Trust Company?

Some people or departments may find out sooner than others; definitive timing is based on specific roles.  Please don't read too much into it if you don't hear something right away or other colleagues hear before you – Rockland needs time to evaluate the needs of the combined organization, the talents and experience of each employee and to incorporate that into department-based personnel plans.

Q.   If my position is eliminated, will there be a severance package?

Yes, there will be a severance package. Employees will receive severance pay in accordance with Blue Hills Bank's current severance policy, which specifies the number of weeks of severance employees receive based on their salary grade and years of service. Please see the policy, HR or your manager for details.

Q.	How does the sale impact the Employee Stock Ownership Plan (or ESOP)?

When Blue Hills Bancorp went public, we established an Employee Stock Ownership Plan, a tax-qualified plan that obtained a loan to purchase approximately 8% of the stock of the Company. The shares were expected to be allocated to eligible employees' ESOP accounts over a period of 30 years; to date, we've made four allocations and will make a fifth allocation once 2018 is completed. When the acquisition is closed, the ESOP will be terminated, the balance of the ESOP loan will be repaid from unallocated shares in the ESOP and the remaining assets of the Plan will be allocated and distributed to participants.  A favorable determination letter will be requested from the IRS in connection with the termination of the ESOP and distributions will likely be withheld until receipt of the determination letter.  We expect the distributions to eligible participants to be of meaningful value but the actual amount of each individual's distribution will not be determined until after receipt of the favorable determination letter in 2019. Because the ESOP is a qualified plan for tax purposes, the proceeds can generally be rolled into a similar tax qualified plan or an IRA.  If you decide not to roll the proceeds you receive over to a qualified tax plan or IRA, you could incur a 10% penalty if you are under age 59-1/2.  You will also be subject to ordinary income tax on all or a portion of the distribution that you do not roll over, subject to special tax rules for distributions to employees who have separated from employment who may not be taxed at ordinary income tax rates on the appreciation in value of the stock distributed.  These rules will be discussed further in a special tax notice you will receive at the time of your distribution.

Q.           What are the incentive/bonus plans at Rockland Trust? Will I be kept whole?
Rockland Trust has a competitive compensation program. As offers of employment are made, you will be able to evaluate your total compensation relative to what you earned previously at Blue Hills Bank.

Q.	Will Rockland Trust honor my service for benefits and 401(k), PTO and any other benefits that are tenure related?
Yes, Rockland Trust will honor your service date for tenure-related benefits.

Q.	What are the medical and dental benefits of Rockland Trust?

Rockland Trust offers a competitive benefits package, including medical, dental, and vision coverage for you, your spouse, domestic partners and eligible dependent children. Rockland Trust also offers tuition and childcare reimbursement programs, dependent childcare and medical flexible spending accounts, health reimbursement arrangement (HRA), life and AD&D insurance, short- and long-term disability coverage, a retirement plan, and a 401(k) plan.

Furthermore, Rockland Trust offers a comprehensive Wellness Benefit for you and your loved ones. It's called RockFIT and it is a large part of the company culture. RockFIT is the award-winning program that provides great resources and incentives focused on emotional, financial and physical fitness needs. This site is currently used to promote all of the upcoming RockFIT events, plus highlight and recap the events that have taken place.  RockFIT also contains a social media platform to communicate with colleagues.

A benefits overview/summary will be provided and distributed to you through our intranet site.

Q.	Will we have blackout periods for PTO and will my level of PTO be changed?

As we move through 2018 and 2019, there may be blackout periods for PTO based on important dates. You will receive more information about this once the integration process begins and dates are set.  As part of the benefit comparison, implications to PTO will be identified and communicated.

Q.	Will I have to learn a new system?
Rockland Trust operates on the FIS system as their core system and many other systems across the retail and commercial platforms so there will be an opportunity to learn new operating systems.

Q.	Will my hours or work site change?
Nothing will change until the purchase is completed in the first half of 2019. If there are changes, they will be communicated to you in advance and as part of your offer.

Q.	When are performance reviews and bonuses given?
Performance reviews for 2018 will be completed under the BHBK timeline and process.  Incentive compensation for 2018 will also remain under the BHBK approach, consistent with prior years.  In addition, the short period from the beginning of 2019 through the closing date will also remain under the BHBK approach and be paid immediately prior to the merger closing.

Q.	Will Nantucket Bank continue to operate under a separate brand?
Yes, it will continue to operate as a separate brand.

Customer Q & A:

Q.	Publicity from the merger announcement will generate customer questions…how should we respond?
It is understandable that customers will have questions regarding the impact of the merger on their relationship.  It is critical that all employees convey that nothing will happen prior to the merger closing date in 2019.  Prior to any changes, all customers will receive information regarding how the merger will impact their relationship, including when they will receive a new debit card, any changes to online banking or any other aspects.  For commercial customers, specific implications from cash management and other transactional relationships will be well documented and communicated to customers far in advance of any changes, with relationship managers being key partners in communicating the changes.  All of us should look to convey confidence in all the positive benefits of the combination to our customers and help offset any apprehension from the change.

Q.	How should I respond to customers inquiring if I will lose my job?
Some customers may express interest in how the merger impacts you as their key point of interaction with them.  It is critical that each customer facing employee expresses a positive approach to the merger.  It is expected that absent the limited branch overlap, customer facing employees will retain their jobs with final confirmation to be completed before the merger closes.  It is understandable that uncertainty is difficult but the expectation is that almost all customer facing employees will have ongoing employment.

Rockland Trust will make every effort to place qualified individuals in open positions and will give preference to Blue Hills Bank employees for all openings. Information about openings at Rockland Trust is available at www.rocklandtrust.com and listings of internal postings will be provided to Blue Hills Bank's Human Resources Team.

As we move through the regulatory review process and toward the closing date, Rockland will be evaluating the needs of the combined organization. We anticipate that Rockland will be reaching out to non-customer facing personnel to learn more about their skills and interests to determine whether there is opportunity for ongoing employment.

Q.   Why did Blue Hills Bank decide to sell to Rockland Trust?

It is understandable that some customers could be concerned with the Bank's decision to sell and may even think the sale implies the Bank is in trouble.  It is critically important that each of us understands that the Bank remains in excellent financial condition with capital levels far in excess of industry and local competitor averages.  The decision to sell reflects the Bank's belief that being part of a larger bank with an outstanding reputation and the products and services capabilities that Rockland Trust has is in the best interest of our customers.    We believe being part of Rockland Trust, which has consistently received outstanding marks from JD Power, will be a positive outcome for our customers.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission (the "SEC").  Such forward-looking statements include, but are not limited to, statements about the expected benefits of the merger, including the anticipated impact on Independent Bank Corp.'s ("Independent") earnings, profitability, expenses, tangible book value, the acquisition's expected internal rate of return, any other future financial and operating results, Rockland Trust Company's ("Rockland Trust") plans to maintain or expand its presence in Norfolk, Suffolk and Nantucket counties and Rockland Trust's other plans, objectives, expectations and intentions.  Any statements that are not statements of historical fact, including statements containing such words as "will," "could," "plans," "intends," "expect," "believe," "view," "opportunity," "allow," "continues," "reflects," "typically," "anticipate," "estimated," or similar expressions, should also be considered forward-looking statements, although not all forward-looking statements contain these identifying words.  Readers are cautioned not to place undue reliance on these forward-looking statements, which are based upon assumptions and the current beliefs and expectations of the management of Independent and Blue Hills Bancorp, Inc. ("Blue Hills").  These forward-looking statements are subject to known and unknown risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the risk that the stockholders of either Independent or Blue Hills may not adopt the merger agreement; (3) the risk that the necessary regulatory approvals may not be obtained, may be delayed, or may be obtained subject to conditions that are not anticipated; (4) delays in closing the merger or other risks that any of the closing conditions to the merger may not be satisfied in a timely manner or at all; (5) the inability to realize expected cost savings and synergies from the merger in the amounts or in the timeframe anticipated; (6) the diversion of management's time from existing business operations due to time spent related to the merger or integration efforts; (7) the inability to successfully integrate Blue Hills Bank or that the integration will be more difficult, time-consuming, or costly than expected; (8) unexpected material adverse changes in the operation or earnings of either Independent or Blue Hills, the real estate markets in which they operate, the local economy, or the local business environment; (9) potential litigation in connection with the merger; (10) higher than expected transaction or other costs and expenses; and (11) higher than expected attrition of the customers or key employees of Blue Hills.  There are important additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the factors described in Independent's and Blue Hills' Annual Reports on Form 10-K for the year ended December 31, 2017, which were filed with the SEC on February 27, 2018 and on March 7, 2018, respectively.

Except as required by law, Independent and Blue Hills disclaim any intent or obligation to update publicly any forward-looking statements, whether in response to new information, future events, inaccurate assumptions, or otherwise.  Any public statements or disclosures by Independent or Blue Hills following this communication, that modifies or impacts any of the forward-looking statements contained in this communication will be deemed to modify or supersede such statements in this communication.  In addition to the information set forth in this communication, you should carefully consider the Risk Factors in the joint proxy statement/prospectus when it becomes available.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger involving Independent and Blue Hills.  In connection with the proposed merger, Independent intends to file with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information.  Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents filed by Independent and Blue Hills with the SEC at the SEC's web site at www.sec.gov.  These documents may be accessed and downloaded, free of charge, at Independent's web site at www.RocklandTrust.com under the tab "Investor Relations" and then under the heading "SEC Filings" or by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737.  You will also be able to obtain these documents free of charge at Blue Hills' web site at www.bluehillsbancorp.com under the section "Proxy Materials and Annual Report" or by directing a request to Corporate Secretary, Blue Hills Bancorp, Inc., 500 River Ridge Drive, Norwood, Massachusetts 02062, (617) 361-6900.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Independent or Blue Hills.  However, Independent, Blue Hills, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from stockholders of Independent and Blue Hills in respect of the proposed merger.  Information regarding the directors and executive officers of Independent may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2018, and its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, each of which can be obtained free of charge from Independent's website.  Information regarding the directors and executive officers of Blue Hills may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2018 which can be obtained free of charge from Blue Hills' website.  Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the merger will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.